Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

January 7, 2022

The following communication is the English version of an e-mail from Brian Protiva, CEO of ADVA Optical Networking SE (“ADVA”), sent to shareholders of ADVA on January 7, 2022.

Dear shareholder,

ADTRAN [Nasdaq:ADTN] announced yesterday that over 99% of the votes cast at the ADTRAN, Inc. Special Meeting of Stockholders approved the previously announced business combination between ADVA Optical Networking SE [FSE: ADV] and ADTRAN.

Other than customary offer conditions, including regulatory reviews and approvals needed to complete the merger, a key condition of the merger is that the exchange offer of Acorn HoldCo, Inc. be accepted by at least 70% of the ADVA’s shares outstanding by the end of the acceptance period on January 12th, 2022, 24:00 hrs. (Frankfurt am Main local time). Any shareholder who has not formally declared their acceptance by the end of the acceptance period will not be counted towards the 70% merger condition threshold.

In their joint reasoned statement of November 23rd, 2021, the Management Board and Supervisory Board of ADVA have stated that the offer is in the best interest of ADVA and its shareholders, and they unanimously recommended accepting the offer.

As the acceptance process can take several days to implement, it is strongly recommended that shareholders who have not acted should contact their respective custodian banks or any other securities services company to determine the appropriate deadline for an acceptance declaration.

ADTRAN and ADVA intend to combine the two companies and create a leading global, scaled provider of end-to-end fiber networking solutions for communications service provider, enterprise, and government customers. To find more information and related documents about the combination, please visit www.acorn-offer.com.

Important notice

This email is neither an offer to purchase nor a solicitation of an offer to sell shares of ADVA. The terms and conditions of the public tender offer, as well as further provisions concerning the public tender offer, are contained in the offer document by Acorn HoldCo, Inc. published on November 12, 2021. Investors and holders of ADVA shares are strongly advised to read the offer document and all other documents related to the offer at https://www.acorn-offer.com as well as the reasoned statement of the management and supervisory board of ADVA published on ADVA’s website https://www.adva.com, as they contain important information. Each ADVA shareholder should decide whether or not to accept the offer by considering the overall circumstances, his or her individual circumstances and his or her personal assessment of the potential future performance of the value and the stock exchange price of the shares of ADVA.